FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated March 1, 2006, titled “AFP Provida S.A. reports its results as of December 31, 2005.”

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: March 2, 2006	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: March 2, 2006	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.

Item 1

FOR IMMEDIATE RELEASE

Contact:
 María Paz Yáñez Macías
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – March 1, 2006 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended December 31, 2005. All figures are expressed in Chilean pesos and were prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for December 31, 2004 are inflation adjusted by the year on year CPI figure of 3.6% .

AFP PROVIDA S.A. reports its results as of December 31, 2005

GENERAL HIGHLIGHTS FOR 2005

  Net income at December 2005 reached Ch$34,813.4 million representing an increase of Ch$6,586.9 million or 23.3% with respect to the result recorded in 2004. This positive evolution was the result of the outstanding performance of the operating component that recorded a remarkable increase of 40.7%, specially due to higher fee income, adding the lower premium of life and disability insurance given the lower provisions for higher casualty rate in the period, partly corresponding to an adjustment made in 2004 explained later in detail. However, if this effect were isolated (life and disability adjustment), the operating income would also increase by 11.5%.

  In operating terms, an increase of Ch$45,656.5 million was recorded in 2005 implying an increase of Ch$13,212.5 million or 40.7% with respect to the last year. In this result, it highlighted higher operating revenues that recorded a positive variation of Ch$12,186.0 million backed up by higher fee income given higher collection levels and the massive recovery process of leftovers. Also, there were higher other revenues stemming from the extraordinary revenues attained on the multiple affiliations’ clearance process. Gains on mandatory investment partially offset this positive result due to lower performance of local stock market and the local fixed income portfolio of long term. Operating expenses positively contributed with a decrease of Ch$1,026.5 million or 1.1% mainly supported by the lower cost of life and disability insurance, since in 2004, the additional provisions to cover the total economic cost estimated in the policies of previous periods were included; whereas in 2005 most of provisions stem from the accrual of the policy cost currently in force. These savings were partially offset by higher other operating expenses in terms of computing and amortization costs (with regard to new technology) and administration (commercial network expansion and externalization process), and higher administrative personnel remunerations due to higher severance payments (personnel adjustments as a result of new technology implementation and externalization process)

  Regarding the life and disability insurance adjustments and as it was informed in previous reports, at the close of financial statements of 2004 all the additional provisions required to cover the estimated cost of previous contracts to the coverage currently in force that according to the predictive model developed internally amounted to Ch$8,489.9 million. Even though in the Company’s view these provisions should be recorded against shareholder’s equity due to they belong to previous periods, the Superintendency of Pension Funds determined to acknowledge them as an expense of the year. Consequently and given that 2004 year is affected by provisions of other periods and 2005 year basically records provisions for the current coverage contract, the expense registered is lower and maintains an appropriate correlation between revenues and expenses during the period.

  Regarding the non-operating result, the period recorded a loss of Ch$2,141.0 million that implied an unfavorable evolution of Ch$4,911.6 million or 177.3% with respect to the profit generated in 2004. This result was basically the outcome of the extraordinary effects recorded in 2004 (gains on the sale of AFP Porvenir in the Dominican Republic and AFP Crecer in El Salvador), implying a negative deviation on the other revenues net.
  Additionally, the price level restatement recorded a loss due to lower gains on the exchange rate as a result of the dollar debt with Provida Internacional, and the application of a higher inflation over the Company’s net liability exposure. The positive contributions were attained on lower amortization of goodwill affected by the appreciation of Chilean peso against dollar (8.1%) and the better performance of local related companies, whereas foreign affiliates results negatively affected by the exchange rate evolution and the exclusion of the results of AFP Crecer in El Salvador.

  Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$782.6 million in 2005, representing a remarkable increase of 68.8% with respect to last year.

  At December 31, 2005, Provida maintained its leading position in terms of assets under management in the Chilean pension fund industry, totaling US$23,292.2 million, representing a market share of 31.2%. Additionally, in terms of clients, Provida also leads the market with a portfolio of 3.1 million affiliates and 1.5 million of contributors equating to market shares of 42.3% and 39.1%, respectively.

HIGHLIGHTS OF THE FOURTH QUARTER 2005 (4Q05)

  The results of the fourth quarter of 2004 (4Q04) presented in this report, differ from the results reported at the close of 2004. Since the adjustments on life and disability insurance cost aforementioned had a retroactive effect over financial statements of previous quarters (June and September 2004) according to the instructions of the Superintendency of Pension Funds. Therefore, the result of Ch$12,078.8 million currently disclosed is higher than the Ch$3,454.8 million (in Chilean pesos as of December 2005) reported at the close of 2004, just because the latter included the effect of such adjustment concentrated on the last quarter of 2004.
  Net income reached Ch$7,644.6 million in the 4Q05, representing a decrease of Ch$4,434.3 million or 36.7% with respect to 4Q04. In operating terms, the deviation is explained by the loss on mandatory investments that overshadow the sustained increasing trend of fee income and the savings recorded by operating expenses. As a result, the operating income diminished by 3,7% or Ch$399.6 million. However if the core business trend is analyzed, defined as the difference between fee income and operating expenses, a significant increment is recorded amounting to Ch$4,042.3 million or 61.9%.

  Additionally, the non operating result contributes to the negative variation of the quarter, due to the absence of the extraordinary earning obtained on the sale of 19% stake in AFP Crecer in El Salvador and the loss attained on the price level restatement due to the exchange rate and inflation effects. This result was partially offset by the better performance of the investements in the foreign affiliate AFORE Bancomer in Mexico as well as the local affiliate PreviRed.com

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the countryand has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	December 2005	Market Share
	Number of Affiliates	3,126,661	42.28%
	Number of Contributors	1,479,723	39.10%
	Number of Pensioners	337,997	38.43%
	Collection Base (US$ Million)	801	32.26%
	AUM (US$ Million)	23,292	31.16%
	Pension Fund Average Real Return (2005)	5.29%
	Pension Fund A Real Return (2005)	11.20%
	Pension Fund B Real Return (2005)	6.74%
	Pension Fund C Real Return (2005)	4.28%
	Pension Fund D Real Return (2005)	2.59%
	Pension Fund E Real Return (2005)	1.19%

	Other Variables	December 2005	Market Share
	Number of Branches	130	46.26%
	Number of Administrative Employees	1,001	27.96%	(1)
	Number of Sales Agents	550	23.36%	(1)

	(1) Market Share in September, 2005.

A.F.P. PROVIDA S.A.
 COMPARATIVE ANALYSIS AS OF DECEMBER 2005

The year ends in a favorable economic environment: the economy grew 6.3%, the unemployment rate has fallen to the lowest levels in the decade, the inflation keeps under control despite the strong rises in oil prices, the commercial trade shows an unprecedented positive balance and there is an important patrimony improvement in the public sector (a 4.8% surplus of GDP) in light of the good conditions exhibited in the worldwide copper market.

In the economy’s evolution highlights the strong impulse from the internal demand with growth rates over 11% per year in the first three quarters of 2005 linked to the strong increase in investments specially machinery and equipments. The imports of capital investment have grown to an annual pace fluctuating between 40% and 70% (a weighted average of 57% during the first eleven months of the year). Adding to the above, the household consumption has accelerated its growing trend (from 6.9% in 1Q05 to 7.8% in 3Q05), while the government consumption has increased at a steady pace (3-4% per year).

The annual inflation of 2005 reached 3.7%, figure that is in the target range established by the Central Bank between 2% and 4% during the year. Even though the inflation has reached its highest point since 2000, basically due to the rise in fuel prices and volatile components (perishable goods), the inflationary perspectives for the upcoming months have been moderated partly in view of the recent inflationary figures (November 2005 –0.2%, December 2005 –0.3%, January 2006 0.1%) . Additionally, the economic authority estimates that the inflationary trend for the next 12-18 months is likely to be 3% as it is reflected by the market and the Central Bank’s estimates.

The Chilean exports reached an historical record of US$39,536.1 million in 2005, representing a growth of 23.5% with respect to the last year, boosted by the high price of copper and several main export products such as molybdenum, fish meal and salmons. Likewise, the imports reached US$30,300.1 million, increasing by 31.7% with respect to 2004, as a result of machinery and equipment investments that are basically supplied by the external market. The increase in demand is added to the above, which part of it has been canalized to foreign markets as a result of the local currency appreciation. According to the figures released by the

Central Bank, the balance of the country’s commercial trade recorded an annual surplus of US$9,236.0 million.

Regarding labor market, the annual average of unemployment rate reached 8.0%, the lowest figure in the last eight years, with a remarkable performance with respect to 8.8% registered in 2004.

The mobile quarter October-December 2005 recorded an unemployment rate of 6.9% figure that represents a decrease of 0.7% with respect to the previous mobile quarter (September-November) and a decrease of 0.9% with respect to the same last year’s quarter. This unemployment rate arose in a context where the labor force fell by 0.2% in relation with the same quarter in 2004 reaching 6,345,420 workers, whereas the number of employed people increased by 0.7% reaching 5,905,000 workers in the same period, implying that 42,100 new jobs were created in the last year.

By comparing the employment situation among the economic sectors with the same quarter of last year, the most vigorous sectors generating new jobs corresponded to financial services (10.3%) and electricity, gas and water (9.1%) .

It is important to stress that although the total employment reached a satisfactory growth of 1.7% between Nov’04-Nov’05 (around 100,000 new jobs), the most remarkable is the increase of 4.2% of salaried jobs (around 150,000 new jobs) that implies a higher formalization of labor market reflecting the subsequent potential impact on contributors of the pension industry.

For 2006, the country is expected to experience a favorable economic performance sustained by the consumption and investment dynamism, although a more moderate expansion than in 2005 is expected. The above accompanied by inflationary levels within the target range established by the Central Bank. Regarding the labor market, the unemployment rate is expected to continue slowly decreasing during 2006 as long as the expansion of the economic activity increases the pace of workers’ demand.

Net Income

In the year 2005 net income reached Ch$34,813.4 million, equivalent to an average return on equity of 20.7%, and a real increase of 23.3% or Ch$6,586.9 million with respect to last year.

The operating income recorded an outstanding growth of 40.7% sustained by the increase in operating revenues (9.6%) basically related to fee income given the higher collection levels as well as the successful process of recovery and accreditation of leftovers, which was accompanied by lower operating expenses (1.1%) . The latter is explained by the decrease in life and disability insurance cost, which in 2004 was affected by an adjustment for higher casualty rates of previous periods, offsetting the increase recorded by administrative personnel remunerations and other operating expenses. It should be mentioned that if the accounting adjustment to the insurance cost in 2004 were excluded, the operating income would have increased by 11.5% .

Regarding non-operating result, this recorded a loss that implied a negative variation of 177.3% with respect to the profit obtained last year. This variation stem from lower other non operating revenues net since 2004 included gains obtained in the sale of 30% stake of AFP Porvenir in the Dominican Republic, as well as the sale of the total stake (19%) in AFP Crecer in El Salvador. Besides, the price level restatement recorded a loss as a result of lower earnings in the exchange rate in connection with the dollar debt with Provida Internacional, as well as the application of a higher inflation over the Company’s net liability exposure.

With respect to income taxes, the period recorded a higher expense associated with higher tax results and the adjustment made on the tributary obligation for deferred taxes that were discounted at a lower interest rate.

	2005	2004	Change	%

	(Million of constant Chilean pesos at December 31, 2005, except percentages)
Operating Income	45,656.5	32,444.0	13,212.5	40.7%
Total Operating Revenues	139,617.8	127,431.8	12,186.0	9.6%
Total Operating Expenses	(93,961.4)	(94,987.9)	1,026.5	-1.1%
Other Income (Expenses)	(2,141.0)	2,770.6	(4,911.6)	-177.3%
Income Taxes	(8,702.1)	(6,988.1)	(1,714.0)	24.5%
Net Income	34,813.4	28,226.5	6,586.9	23.3%

  Earnings per share (each ADR represents fifteen shares) reached Ch$105.08 at December 2005 that positively compared with Ch$85.19 obtained in the same period of 2004. At December 31, 2005, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to December 2004.

BUSINESS DEVELOPMENT

Operating Revenues

At December 2005, operating revenues reached Ch$139,617.8 million representing a real increase of 9.6% or Ch$12,186.0 million with respect to the last year. This positive variation was almost entirely sustained by higher fee income that contributed with Ch$11,738.6 million, basically due to higher collection levels and the successful process of accreditation and recovery of leftovers. This result was slightly complemented by the positive variation of other operating revenues that increased by Ch$1,797.4 million or 53.6% mainly because of extraordinary revenues from the multiple affiliations’ clearance process, and higher revenues by AFP Genesis in Ecuador.

Lower gains on mandatory investments partially offset the above result, implying a negative variation of Ch$1,328.5 million or 12.0% in light of the good performance of local stock markets that was not enough to reach the levels obtained in 2004, adding the effect of the interest rates rise over the local fixed income portfolio during the period. Negatively contributing, there were lower financial revenues of Ch$21.4 million or 1.8% from insurance contracts.

  Fee Income reached Ch$123,558.9 million during 2005, implying an increase of 10.5% or Ch$11,738.6 million with respect to the last year. This variation was the result of higher collection levels during the year that, in accrued terms, grew by 7.3% with respect to 2004. The growth differential over last year between fees and collection stem from higher efficiency in the accreditation process for collection in the affiliates’ individual accounts, which is a legal requirement to charge the associated fees, as well as the successful recovery of leftovers generated in 2004 due to the implementation of “Unified Platform”. This technological change that was developed in Chile for all the AFPs of BBVA Group, implied strict parameters in the accreditation process of collection, which during its launching step affected the level of fees charged by the Company.

  It is important to stress that Provida has maintained its leading position in the pension fund industry with market shares around 40% in terms of clients, and where the total of contributors ascended to 1,479,723 at December 2005.

  Likewise, fees received on the administration of voluntary pension savings (APV) have slightly increased its share in the total of fee income during 2005, not yet representing an important percentage (0.4% versus 0.3% in 2004); but having experienced an increment of 26.0% or Ch$91.4 million with respect to the last year, which was basically sustained by higher average volumes of administered funds (+20.5% with respect to 2004) and the rise of the variable commission from 0.49% per year to 0.56% per year over administered funds (in force since September 2005).

  Regarding market share at December 2005, Provida held 35.1% of the administered APV accounts and 16.7% of associated funds in the AFP industry.

  According to the last available information (September 2005),at the whole APV industry level, the AFPs concentrated 77.0% of the administered funds of voluntary pension savings and 64.2% of the total amount contributed during the third quarter of 2005.

  Gains on Mandatory Investment reached Ch$9,755.1 million, representing a decrease of Ch$1,328.5 million (12.0%) with respect to 2004. The above as a result of the positive results obtained by local stock markets were lower than the extraordinary returns exhibited in 2004 (2005: IPSA +9.4%, IGPA +2.7% v/s 2004: IPSA +21.0%, IGPA +22.2%), adding lower results generated by the local fixed income portfolio due to the rise of interest rates.
  Consequently, the weighted average nominal return of pension funds reached 9.20% in 2005 that negatively compared with the 11.46% reached in 2004.
Operating Expenses
They decreased a 1.1% or Ch$1,026.5 million from Ch$94,987.9 million in 2004 to Ch$93,961.4 million in 2005. This positive variation mainly stem from lower cost of L&D insurance premiums due to lower provisions for higher casualty rate, since in 2004 the additional provisions to cover the total economic cost estimated in the policies of previous periods were included; whereas in 2005 most provisions stem from the accrual of the policy cost currently in force. Additionally, the period recorded lower sales force remunerations given the lower costs in commissions and severance payments. Partially offsetting this result were higher other operating expenses and administrative personnel remunerations. The latter was mainly affected by higher severance payments due to the reduction plan executed during the year after the implementation of new technology, and the externalization process that also affected the other operating expenses in terms of external collection, pension payments and saving withdrawals. Additionally, there were higher expenses related to the commercial network expansion (higher lease expenses) and the amortization of a software license demanded by the implementation of this new technology.
  Remuneration of Administrative Personnel amounted to Ch$17,730.3 million higher in Ch$1,112.4 million or 6.7% with respect to the figure recorded in 2004. This negative deviation was mainly attained on higher severance payments stemming from staff reductions made during the year given the efficiency gains contemplated in the Company’s 2005-2006 strategic project, and implementation of new technology. Additionally, the variable remuneration (awards and commissions) grew up because of the pension executives incorporation in view of the redefinition of commercial staff profile, and a higher expense in profit bonuses due to the higher profit yield in the period.

  Regarding the administrative staff, the average of 2005 decreased 2.0% compared with the last year, from 1,051 employees in 2004 to 1,030 in 2005. At the close of both periods the administrative staff fell from 1,042 to 1,001 workers equating to a decline of 3.9%.

  Sales Force Remuneration decreased by 8.5% or Ch$734.7 million, from Ch$8,645.3 million in 2004 to Ch$7,910.6 million in 2005. The above is explained by lower expenses in commissions refereed to lower average rate paid for transfer production since the goals for productivity were linked to strict biometric parameters, as a way of managing the portfolio’s casualty rate, and capture segments with higher returns but with lower casualty rates. Additionally, the year recorded lower severance payments as a result of the higher number of sales agents’ dismissal in 2004 stemming from the commercial redesign, as well as lower remunerations and benefits due to the minor staff. The above was partially offset by awards associated with the higher cost of the commercial incentive trip as well as a transition bonus in relation to a change in the sales agents’ labor contract.

  In figures, the average number of sales agents at December 2005 reached 540 workers, representing a drop of 4.5% compared with 2004. Regarding the evolution at the close of each period, the sales force decreased from 555 to 550 salespeople, registering a drop of 0.9%.

  The cost of Life and Disability Insurance (L&D) reached Ch$47,361.6 million representing a decrease of Ch$5,261.2 million or 10.0% with respect to 2004. This positive variation is basically explained by lower provisions for higher casualty rate of Ch$8,431.4 million, that were partially offset by a lower cost regarding temporary premium of Ch$3,169.8 million associated with the collection growth.

  As it was mentioned in previous reports, in 2004 all the necessary provisions required were registered to cover the estimated total cost for casualty rate of contracts of previous periods than the currently in force. According to the predictive model internally developed, these provisions ascended to Ch$8,489.9 million (in Chilean pesos as of December 2005), than in the Company’s opinion they should be accounted against shareholders’ equity for being costs incurred in previous periods. The Superintendency of Pension Funds instructed to record these provisions in the result of 2004 that explains the higher cost acknowledge in 2004 compared to 2005. In any case should this adjustment be isolated, provisions would have increased in only Ch$58.4 million (0.5%) with respect to 2004, although the increasing portfolio covered by the insurance. The latter in view of a downward trend of the number of disability requests, effect partially offset by the lower interest rates to discount the casualty reserves.

  Additionally, during 2005 the Company continued to improve the casualty rate model involving the valuation of real data linked to requests, reserves and casualties that took place but were not informed (IBNRs), in accordance with the expected parameters at the moment of the effective settlements of casualties such as payment interest rate, final value of the recognition bond, pension funds return, among others.

  The accounting criterion contemplates a scheme as it follows: if the calculated amount for casualty rate is beyond the values established in the insurance company’s balance for the respective life and disability insurance contract (minimum according to the rule), the values accounted will be those determined through the application of the model. On the contrary, if the casualty rate of the model were lower than the one reflected in the balance of the insurance company, the amount to be provisioned will be the last amount as per the minimum amount established in the current rule.

  Given the low current rates, at historical levels under 3% (determining a high cost for casualty reserves) the insurance company’s balances are used to determine the minimum amount to be provisioned. In this way, the cost of provisions for higher casualty rate in 2005 corresponded to the contract that contemplates January/December 2005. However, the casualty rate model contemplates a lower cost of casualties since the forward rate of instruments with similar duration than life annuities reflects rise expectations, and therefore, lower effective costs of disability casualties at their settlement (3 years later).

  Other Operating Expenses increased from Ch$17,101.9 million in 2004 to Ch$20,958.9 in 2005, representing a negative variation of 22.6% or Ch$3,857.0 million. This deviation was mainly affected by higher costs in computing of Ch$1,398.6 million, administration of Ch$994.8 million and depreciation and amortization that together recorded a higher expense of Ch$1,186.3 million.

  The higher computing expenses mostly corresponded to expenses associated with the technological development called “AFP Unified Platform” and the externalization of maintenance service intended to seek better conditions of efficiency.

  Regarding the higher administrative expenses, they were basically associated with the redesign of the commercial and distribution model implemented by the Company as part of the commercial strategy to improve customer’s assistance and increase the efficiency process. For this, the agencies were modified according to the different requirements, separating the sale and the pension advisory service from the transactional component. Consequently, the latter implied higher expenses for the externalization of processes such as collection, pension payments and saving withdrawals, as well as an increase in costs related to better level of infrastructure that in figures totaled 130 branch offices in 2005 in comparison with 105 branch offices in 2004.

  Consequently, the necessary investment in assets to successfully materialize the commercial strategy (infrastructure for headquarters and branch network) and the technological development “Unified Platform” (software license) negatively affected the level of expenses of depreciation and amortization during the period.

Operating Income
It significantly increased by Ch$13,212.5 million ó 40.7% million regarding the previous year, reaching Ch$45,656.5 million in 2005, since it included not only the favorable evolution of fee income, but also the favorable evolution of operating expenses basically sustained by the lower cost of the life and disability insurance premium that did not affect the period with casualty costs of previous periods.

Other Non Operating Income (Expenses)
They decreased from an income of Ch$2,770.6 million in 2004 to a loss of Ch$2,141.0 million in 2005, representing an unfavorable deviation of Ch$4,911.6 million. This result was partly explained by the lower other non operating revenues net of Ch$3,272.6 million since in 2004 an extraordinary profit was recorded (before taxes) on the sale of 30% stake in AFP Porvenir in the Dominican Republic (Ch$525.9 million) and the sale of 19% stake of AFP Crecer in El Salvador (Ch$2,423.6 million). The lower result attained on price level restatement of Ch$1,649.5 million also contributed to this result basically lower gains in exchange rate stemming from the dollar debt with Provida Internacional (appreciation of the Chilean peso against dollar of 8.1% in 2005) and the application of a higher inflation over the Company’s net liability exposure (3.6% in 2005 versus 2.5% in 2004).

The above was partially offset by the lower result of the amortization of goodwill (Ch$280.9 million) where the appreciation of Chilean peso against dollar explained the savings with respect to the last year, since it implied a lower amount in pesos in the amortization of purchases made abroad (accounted in dollars). Additionally, higher earnings generated by related companies positively contributed with Ch$95.6 million to the result because of lower losses obtained by one of the local affiliates.

  The Affiliated Companies Results increased by Ch$95.6 million or 1.8% from Ch$5,299.7 million in 2004 to Ch$5,395.3 million in 2005. This positive deviation was the result of the better performance of the electronic collection company PreviRed.com that contributed with Ch$381.5 million. On the contrary, the foreign affiliates recorded a negative result of Ch$225.2 million basically due to the exclusion of AFP Crecer’s results in El Salvador sold in October 2004 and the negative effect of the Chilean peso appreciation against the dollar in the comparative periods. Isolating the effect of the exclusion of AFP Crecer’s results, the earnings on foreign investments had increased 8.5%.
		2005	2004	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2005, except percentages)
Horizonte	Peru	1,896.7	2,049.7	(153.0)	-7.5%
Bancomer	México	4,562.4	4,180.6	381.8	9.1%
Crecer	Rep.Dominicana	(102.3)	82.7	(184.9)	-223.7%
Crecer	El Salvador	-	721.2	(721.2)	-100.0%
Porvenir	Rep.Dominicana	-	(452.2)	452.2	-100.0%
DCV	Chile	45.6	48.6	(3.0)	-6.1%
PreviRed.com	Chile	(204.5)	(585.9)	381.5	-65.1%
AFC	Chile	(802.7)	(745.0)	(57.7)	7.7%

TOTAL		5,395.3	5,299.7	95.6	1.8%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. At December 2005 this affiliate generated an income of Ch$1,896.7 million for Provida representing a decrease of Ch$153.0 million or 7.5% with respect to the last year, basically explained by the negative effect of the Chilean peso appreciation at the moment of translating the results in dollars of this affiliate. In fact, this affiliate results increased by 4.3% due to the higher levels of collection given the higher number of average contributors (6.9%) and higher gains on mandatory investments. At December 31 2005, this subsidiary accounted for a total of 956,541 affiliates and assets under management for US$2,378.1 million, figures equivalent to market shares of 26% and 25% respectively, that situates it in first place in terms of affiliates and in second place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer´s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$4,562.4 million that equates to 71.8% of the total foreign affiliates’ contribution during the period. This affiliate’s income increased by Ch$381.8 million or 9.1% at December 2005 despite the negative effect of the Chilean peso appreciation with respect to the dollar (8.1%) in the acknowledgment of results. This favorable evolution is sustained in the higher collection level, higher profits on the investment in a company with a complementary line of business and the positive effects stemming from the appreciation of Mexican peso of 4.9% between both periods. At December 31, 2005, AFORE Bancomer maintained an affiliate portfolio of 4,287,401 and funds under management for US$10,256.7 million, representing market shares of 12% and 19%, respectively, situating it in second place on the industry in both variables.

  In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

  At December 2005, AFP Crecer recorded a loss of Ch$102.3 million recording a negative variation of Ch$184.9 million since it has not yet reached break-even point. At the same date, AFP Crecer had 398,965 affiliates with assets under management for a total of US$88.6 million, figures that represent market shares of 31% and 23% respectively, situating it in second place in the market in both relevant variables.

  Regarding the local affiliates, the electronic collection company PreviRed.com where Provida holds a 37.9% ownership, implied a loss of Ch$204.5 million in 2005 representing a positive deviation of Ch$381.5 million (65.1%) with respect to the loss recorded the last year, as a result of having accrued a higher level of operations. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$802.7 million implying a negative variation of Ch$57.7 million with respect to the loss registered in 2004. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$45.6 million in the period, a decrease of Ch$3.0 million with respect to the last year. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses increased by Ch$367.3 million or 31.5% with respect to 2004 due to the rise of short term interest rates that were accompanied by more requirements of working capital, implied a higher cost of financing.

  At December 2005 the Price Level Restatement recorded a loss of Ch$1,305.8 million, implying a negative variation of Ch$1,649.5 million with respect to the income recorded in 2004. This deviation was explained by the higher inflation applied over the Company’s net liability exposure that in December 2005 reached 3.6%, while in December 2004 it was 2.5%. Additionally, the lower gains in the exchange rate contributed to the result due to the effect of the Chilean peso appreciation against the dollar (8.1%) over the dollar debt with Provida Internacional.

Income Taxes
At December 2005, the Income taxes recorded higher expenses of Ch$1,714.0 million with respect to the last year, basically stemming from higher earnings generated in the period and the consequent higher expenses, as well as adjustments in deferred taxes. It is important to point out that deferred taxes mainly correspond to a tributary obligation that would arise from gains in mandatory investment if this investment were liquidated (decrease of assets under management) which has a low probability. Considering the above, the authority has allowed projecting this obligation and discounting it at a rate of a Central Bank’s instrument which has evidenced a downward trend in the last time.

Consolidated Balance Sheet

Total Assets at December 31, 2005 reached Ch$248,609.7 million, representing an increase of Ch$4,951.3 million or 2.0% with respect to the close of December 2004. This deviation was sustained by the increase of mandatory investments in Ch$8,578.0 million due to the normal contributions in the growing contributor’s base and the positive return obtained by pension funds during the year.

Likewise, the lower other assets recorded a negative deviation of Ch$3,180.6 million due to a lower goodwill (Ch$6,900.5 million) given the normal amortization of local investments where the merge AFP Protección highlights, and foreign investments AFORE Bancomer (Mexico) and AFP Crecer (The Dominican Republic), adding the Chilean peso appreciation over foreign affiliates goodwill. The above was partially compensated by the higher intangible assets (Ch$4,417.8 million) that corresponded to the right of the software license related to the implementation of the new technology. Additionally, lower fixed assets of Ch$1,065.9 million negatively contributed to this deviation basically due the termination of useful life of computer devices.

Total Liabilities diminished by Ch$1,343.6 million or 2.1% from Ch$64,319.6 million at December 2004 to Ch$62,975.9 million in the same period of 2005, explained by both long and short obligations. In relation with the first one, the negative variation of Ch$858.1 million was the result of the absence of long term provisions (Ch$1,958.1 million) for unfavorable casualty rate in the life and disability insurance by making payments payables in short term, partially offset by higher long term deferred taxes (Ch$842.2 million) mainly those ones related to the return on mandatory investment given the lower discount rate used to discount this obligation according to the rule.

Moreover, the current liabilities contributed with a negative variation of Ch$485.5 million given the lower provisions (Ch$6,028.4 million) for unfavorable casualty rate in the life and disability insurance given the pre-settlement made in March 2005, the lower money retention (Ch$875.7 million) over remunerations and over Provida Internacional, and the lower collection amount to be cleared (Ch$821.2 million) given the nil balance of additional contributions of independent affiliates to be cleared. The latter was partially offset by higher documents and payable accounts to related companies (Ch$4,787.7 million) stemming from the contract with BBVA Pensiones for a software license and its maintenance given the implementation of new technology and the higher obligations with banks and financial institutions (Ch$2,331.9 million).

Shareholders’ Equity increased by Ch$6,294.9 million or 3.5% from Ch$179,338.8 million at December 31, 2004 to Ch$185,633.7 million at the close of December 2005 due to the higher balance of retained earnings and the generation of earnings of Ch$9,318.6 million in the current period that was partially offset by lower other reserves (Ch$3,431.3 million) as a result of the negative effect of the Chilean peso appreciation in the net foreign investments value of Provida Internacional.

Exchange Rate
 At December 31, 2005 it was Ch$512.50 per dollar, while at the same date of last year this was Ch$557.4 per dollar. This implied that in 2005 an appreciation of Chilean peso with respect to the dollar of 8.1% was recorded, while in 2004 the appreciation of Chilean peso against dollar reached 6.1% .

CONSOLIDATED INCOME STATEMENT

	2005	2004	Change	% Change
	(Million of constant Chilean pesos at December 31, 2005, except percentages)
OPERATING REVENUES
Fee income	123,558.9	111,820.3	11,738.6	10.5%
Gains on mandatory investments	9,755.1	11,083.7	(1,328.5)	-12.0%
Rebates on L&D insurance	1,153.8	1,175.2	(21.4)	-1.8%
Other operating revenues	5,150.0	3,352.6	1,797.4	53.6%

Total Operating Revenues	139,617.8	127,431.8	12,186.0	9.6%
OPERATING EXPENSES
Administr. personnel remunerations	(17,730.3)	(16,617.9)	(1,112.4)	6.7%
Sales personnel remu	(7,910.6)	(8,645.3)	734.7	-8.5%
L&D insurance	(47,361.6)	(52,622.8)	5,261.2	-10.0%
Other operating expenses	(20,958.9)	(17,101.9)	(3,857.0)	22.6%

Total Operating Expenses	(93,961.4)	(94,987.9)	1,026.5	-1.1%

OPERATING INCOME	45,656.5	32,444.0	13,212.5	40.7%
OTHER INCOME (EXPENSES)
Gains on investments	39.3	37.9	1.3	3.5%
Profit (loss) in affil. companies	5,395.3	5,299.7	95.6	1.8%
Amortization of goodwill	(5,014.8)	(5,295.6)	280.9	-5.3%
Interest expense	(1,533.3)	(1,166.1)	(367.3)	31.5%
Other income net	278.3	3,550.9	(3,272.6)	-92.2%
Price level restatement	(1,305.8)	343.7	(1,649.5)	-479.9%
Total Other Income (Expenses)	(2,141.0)	2,770.6	(4,911.6)	-177.3%
INCOME BEFORE TAXES	43,515.5	35,214.6	8,300.9	23.6%
INCOME TAXES	(8,702.1)	(6,988.1)	(1,714.0)	24.5%

NET INCOME	34,813.4	28,226.5	6,586.9	23.3%

CONSOLIDATED BALANCE SHEET

	2005	2004	Change	%
	(Million of constant Chilean pesos at December 31, 2005, except percentages)
ASSETS
Current Assets	16,639.0	16,019.2	619.8	3.9%
Marketable Securities - Reserve	117,708.3	109,130.3	8,578.0	7.9%
Premises and Equipment	25,723.3	26,789.1	(1,065.9)	-4.0%
Other Assets	88,539.1	91,719.8	(3,180.6)	-3.5%

TOTAL ASSETS	248,609.7	243,658.4	4,951.3	2.0%
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	57,554.9	58,040.3	(485.5)	-0.8%
Long-Term Liabilities	5,421.1	6,279.2	(858.1)	-13.7%
Shareholders´ Equity	185,633.7	179,338.8	6,294.9	3.5%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	248,609.7	243,658.4	4,951.3	2.0%

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004	Change	%
	(Million of constant Chilean pesos at December 31, 2005, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	41,210.3	28,070.6	13,139.7	46.8%
Total Operating Revenues	142,618.0	121,603.6	21,014.4	17.3%
Total Operating Expenses	(101,407.7)	(93,533.1)	(7,874.6)	8.4%

CASH FLOW FROM FINANCING ACTIVITIES	(39,240.2)	(31,760.5)	(7,479.8)	-23.6%

CASH FLOW FROM INVESTING ACTIVITIES	(1,467.6)	5,844.0	(7,311.6)	-125.1%

TOTAL NET CASH FLOW	502.5	2,154.1	(1,651.6)	-76.7%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER 2005 (4Q05)

The results of the fourth quarter of 2004 (4Q04) set forth below differs from those ones reported at the close of 2004. The above since the adjustments instructed by the Superintendency of Pension Funds in reference with life and disability insurance cost also had a retroactive effect over financial statements of previous quarters (June and September 2004) required by the authority, too. In figures the net income of 4Q04 reported at the close of 2004, amounted to Ch$3,454.8 million (in Chilean pesos as of December 2005), while the figure released in this report totaled Ch$12,078.8 million, difference that is totally explained by the required adjustment to the life and disability insurance cost and the associated price level restatement.

Net Income
In the 4Q05, net income reached Ch$7,644.6 million, representing a decrease of Ch$4,434.3 million or 36.7% with respect to 4Q04. The above was due to the loss on mandatory investments as a consequence of negative returns of local markets, both stocks and fixed income. In non operating terms, basically the absence of the earning generated by the AFP Crecer (El Salvador) sale was added.

In operating terms, a negative variation of Ch$399.6 million or 3.7% was recorded due to lower operating revenues that were affected by the loss on mandatory investments aforementioned that overshadowed the higher fee income. Likewise, operating expenses fell 10.0% due to savings registered in all of its components excepting the cost of life and disability insurance that increased because of a higher variable premium in view of the higher collection levels during the period.

Regarding non operating terms, a loss was recorded, implying a negative deviation of Ch$3,760.2 million or 130.6% . This result was supported by the negative variation of other income net, basically due to 4Q04 included the earnings attained on the sale of the total stake (19%) of AFP Crecer, in El Salvador in October 2004. Additionally, the price level restatement registered a loss mainly because of the exchange rate effect that stem from the dollar debt with Provida Internacional. All this was partially offset by higher earnings generated by related companies at foreign level.

In terms of income tax, this increased basically as a result of the adjustments on deferred taxes given the low interest rate to discount this obligation.

	4Q05	4Q04	Change	%

	(Million of constant Chilean pesos at December 31, 2005, except percentages)
Operating Income	10,512.3	10,911.9	(399.6)	-3.7%
Total Operating Revenues	31,320.9	34,029.1	(2,708.2)	-8.0%
Total Operating Expenses	(20,808.6)	(23,117.2)	2,308.6	-10.0%
Other Income (Expenses)	(880.7)	2,879.6	(3,760.2)	-130.6%
Income Taxes	(1,987.0)	(1,675.3)	(311.7)	18.6%
Net Income	7,644.6	12,078.6	(4,434.0)	-36.7%
  Earnings per share (each ADR represents fifteen shares) during 4Q05 reached Ch$23.07 while in the same quarter last year, this was Ch$36.46. At the close of the fourth quarter, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 4Q04.

Operating Revenues
They reached Ch$31,320.9 million during 4Q05 decreasing by 8.0% or Ch$2,708.2 million with respect to 4Q04. The latter as a result of a loss recorded by mandatory investments during the quarter that was not offset by the better results of fee income and other operating revenues.

  Fee Income increased by 5.8% or Ch$1,733.7 million with respect to 4Q04, totaling Ch$31,384.6 million in the period. This result owed to higher collection levels that grew up by 7.1% in real terms in comparison with the accrued collection in 4Q04. The difference in the real growth between fee and collection is explained since that part of the collection increment stems from voluntary pension savings that have a low level of fees in the short term as being stipulated over total balance maintained (compared to the mandatory collection that pays fee over the contribution).

  In terms of clients, the average contributor number ascended to 1,445,831 people in the fourth quarter of 2005, where Provida maintained its leading position with a market share of 39.1% at December 2005.

  During the 4Q05 Gains on Mandatory Investments recorded a loss of Ch$1,384.8 million, representing a negative variation of Ch$5,029.4 million or 138.0% with respect to 4Q04. The above was explained by comparing the weighted average nominal returns that reached -1.2% in 4Q05 and 3.5% in the same period of 2004. The lower return was the result of the accrued falls of local stock markets in the period (IPSA -8.7%, IGPA -8.6%) plus the negative return on local instruments of fixed income given the rise in the interest rates (BCU 5 years +137bp, BCU 10 years +75bp, BCU 20 years +46bp).
Operating Expenses
They recorded Ch$20,808.6 million in the quarter representing a decrease of 10.0% or Ch$2,308.6 million with respect to the 4Q04. It highlights in this variation, savings obtained in remunerations of administrative and sales personnel and lower other expenses that were partially offset by the higher costs associated with higher level of fees that resulted in a higher temporary premium of L&D insurance. Savings in administrative personnel stem from a lower cost of severance payments and the provision made in 4Q04 for the contingency of a labor suit referred to bonus paid to employees. Moreover, the savings in sales force remunerations owed to lower commissions as a result of lower commissions for transfers and lower severance payments. Other operating expenses were included in this result, which stem from savings in computing items given the adjustment of the accrued cost of the new technology (“Unified Platform”) and lower administration expenses in connection with services rendered by outsourcing personnel.
  The Administrative Personnel Remunerations ascended to Ch$3,870.8 million in the 4Q05 implying a decrease of Ch$745.3 million or 16.1% with respect to the same quarter of 2004. Even though, in the quarter higher personnel dismissal was recorded regarding 4Q04, more severance payments were not registered given that it was a programmed expense and there were prudentially provisioned during the previous months of the year. Adding the above, the provision made in 4Q04 regarding a contingency of a labor suit in reference to bonus paid to workers, also contributed to this positive deviation.

  Finally, in figures the average administrative staff decreased by 5.1% with respect to 4Q04 from 1,055 employees to 1,002 in 4Q05.

  Sales Personnel Remuneration decreased from Ch$2,202.7 million in 4Q04 to Ch$1,626.4 million in 4Q05, implying a positive variation of Ch$576.4 million (26.2%). The above was partly due to lower expenses in commissions paid for transfers and lower severance payments since in 2004 (including 4Q04) higher adjustments were made on sales force, while the staff levels during 2005 remains stable. Besides, the period registered lower expenses in other allowances since in 4Q04 the agreement bond of the 2002-2004 collective bargain agreement should be amortized in view of the anticipation of the bargain process for the new November04-December06 collective agreement. Partially offsetting the above was the lower cost of awards due to 4Q05 included a re-process for commissions and an extraordinary bonus for a change in the sales force’s labor contract.

  In figures, the average number of sales agents dropped from 559 in 4Q04 to 547 workers in 4Q05 representing a fall of 2.1%.

  During the 4Q05 the cost of Life and Disability Insurance (L&D) reached Ch$11,639.3 million representing a negative variation of Ch$112.2 million or 1.0% with respect to the figure recorded last year. This variation was the result of higher temporary premium of Ch$463.2 million as a result of higher levels of credited fees that originated the payment of a temporary premium to the insurance company.

  The above was partially offset by lower provisions and payments for unfavorable casualty rate of Ch$350.8 million, where the downward trend in the number of request of disability benefits was partially offset by lower interest rates that increase the reserves constituted for these kind of casualties.

  Other Operating Expenses decreased by 23.0% or Ch$1,099.2 million from Ch$4,771.3 million in 4Q04 to Ch$3,672.1 million in 4Q05. This variation was mainly related to lower computing expenses of Ch$639.3 million as a result of the lower costs of new technology since that part of the acknowledged cost was associated with the software development an therefore, corresponded to fixed assets to be amortized in five years. Additionally, there were lower administrative expenses of Ch$640.2 million basically related to rendering of outsourcing digitations services as a result of the implementation of an efficiency project that optimized the distribution of jobs among the current providers in accordance with the tariff charged. Partially offsetting the above was the higher cost of amortization of Ch$883.6 million related to the software license associated to the new technology implementation, expense that did not occurred in 4Q04.

Operating Income
It totaled Ch$10,512.3 million representing a decrease of 3.7% or Ch$399.6 million with respect to 4Q04 since savings generated by the other operating expenses were more than offset by the operating revenues due to the loss recorded by mandatory investments.

Other Non Operating Income (Expenses)
They recorded a loss of Ch$880.7 million implying a negative variation of Ch$3,760.5 million or 130.6% . Behind this, it was the lower result by other income net that recorded a negative variation of Ch$2,696.7 million since in 4Q04 the earnings recorded by the sale of the 19% stake in AFP Crecer in El Salvador was included. The loss attained on the price level restatement contributed to this lower result that implied a negative variation of Ch$1,072.7 million basically as a result of the lower earnings generated by the exchange rate, since in 4Q05 a lower appreciation of Chilean peso against dollar was recorded (3.2%) compared with the figure registered in 4Q04 (8.5%), adding a higher inflation over the net passive position of the

Company. The aforementioned was partially offset by the higher profit generated by related companies.

  The Affiliated Companies Results increased by 18.5% or Ch$198.0 million from Ch$1,071.1 million in 4Q04 to Ch$1,269.1 million in 4Q05. The foreign affiliates contributed with Ch$124.6 million due to the higher earnings obtained by AFORE Bancomer in Mexico (Ch$42.9 million or 3.6% for Provida) were highlighted. Besides, the investment in the Dominican Republic favorably contributed with Ch$282.0 million net since the lower result registered by AFP Crecer was offset by the absence of the losses recorded by AFP Porvenir in 4Q04. In relation to local affiliates the favorable evolution recorded by PreviRed.com was highlighted, which significantly decreased the losses obtained in the same quarter of 2004 that were not offset by the higher losses recorded by AFC.
		4Q05	4Q04	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2005, except percentages)
Horizonte	Peru	378.5	573.6	(195.0)	-34.0%
Bancomer	Mexico	1,219.8	1,176.8	42.9	3.6%
Crecer	Rep.Dominicana	(87.5)	82.7	(170.2)	-205.8%
Crecer	El Salvador	-	5.3	(5.3)	-100.0%
Porvenir	Rep.Dominicana	-	(452.2)	452.2	-100.0%
DCV	Chile	1.5	9.0	(7.5)	-83.4%
PreviRed.com	Chile	(14.8)	(159.0)	144.2	-90.7%
AFC	Chile	(228.4)	(165.1)	(63.3)	38.3%

	TOTAL	1,269.1	1,071.1	198.0	18.5%

  Interest Expenses increased by Ch$120.8 million or 45.8% from Ch$263.9 million in 4Q04 to Ch$384.7 million in 4Q05, due to higher financing rate of credit lines of short term that overshadowed the effect of the minor debt refereed to the lower use of credit lines.

Income Taxes
In 4Q05 income taxes were higher in Ch$311.7 million or 18.6% with respect to 4Q04 as a result of an adjustment on expense mainly referred to deferred taxes given the low levels interest rate to discount this tributary obligation in the period.

Exchange Rate
At December 31, 2005, it was Ch$512.50 per dollar that compares with Ch$557.40 per dollar at the close of 4Q05. In both periods 4Q05 and 4Q04, the Chilean peso recorded an appreciation against dollar that in the first case it was 3.2% while in the second case it was 8.5%.

CONSOLIDATED INCOME STATEMENT

	4Q05	4Q04	Change	% Change
	(Million of constant Chilean pesos at December 31, 2005, except percentages)
OPERATING REVENUES
Fee income	31,384.6	29,650.9	1,733.7	5.8%
Gains on mandatory investments	(1,384.8)	3,644.6	(5,029.4)	-138.0%
Rebates on L&D insurance	147.5	117.6	29.9	25.4%
Other operating revenues	1,173.6	616.0	557.6	90.5%

Total Operating Revenues	31,320.9	34,029.1	(2,708.2)	-8.0%
OPERATING EXPENSES
Administr. personnel remunerations	(3,870.8)	(4,616.1)	745.3	-16.1%
Sales personnel remunerations	(1,626.4)	(2,202.7)	576.4	-26.2%
L&D insurance	(11,639.3)	(11,527.1)	(112.2)	1.0%
Other operating expenses	(3,672.1)	(4,771.3)	1,099.2	-23.0%

Total Operating Expenses	(20,808.6)	(23,117.2)	2,308.6	-10.0%
OPERATING INCOME	10,512.3	10,911.9	(399.6)	-3.7%
OTHER INCOME (EXPENSES)
Gains on investments	(1.2)	12.2	(13.4)	-110.1%
Profit (loss) in affil. companies	1,269.1	1,071.1	198.0	18.5%
Amortization of goodwill	(1,270.1)	(1,215.2)	(54.9)	4.5%
Interest expense	(384.7)	(263.9)	(120.8)	45.8%
Other income net	(363.0)	2,333.7	(2,696.7)	-115.6%
Price level restatement	(130.8)	941.9	(1,072.7)	-113.9%

Total Other Income (Expenses)	(880.7)	2,879.8	(3,760.5)	-130.6%
INCOME BEFORE TAXES	9,631.6	13,791.7	(4,160.1)	-30.2%
INCOME TAXES	(1,987.0)	(1,675.3)	(311.7)	18.6%
NET INCOME	7,644.6	12,078.8	(4,434.3)	-36.7%